SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of June, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467

                       LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

June 19, 2000                                            CDNX, Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF



           PURCHASE TERMS REVISED FOR SIMILCO/INVERMAY COPPER PROJECTS


LEADER MINING INTERNATIONAL INC. is pleased to announce that the company has entered into an agreement to purchase 100% of Similco Mines Ltd. and the Invermay Property from IMPERIAL METALS CORPORATION under the following revised terms:

     *    $150,000 cash payment has been made to Imperial.

     *    $150,000 cash to Imperial on September 1, 2000.

     *    $700,000 cash to Imperial on December 1, 2000.

     * Upon making cash payments to Imperial totaling $1 million, Leader can commence diamond drilling on the properties.

     * Imperial shall have the option to purchase up to 2 million common shares of Leader at a price of $1.00/share for a period of 2 years from the signing date.

     * Imperial shall retain a 3% net smelter royalty payable from any mineral production from the properties. Leader has the option to purchase 2% of this royalty for $2 million.

Similco Mines Ltd. is located approximately 250 km east of Vancouver, B.C. The property contains over 1 billion pounds of open pit mineable resource, and a fully permitted and bonded mining and milling complex.

Invermay Property, located approximately 50 km west of the Similco Mine, contains an open pit resource estimated at 41.2 million tonnes grading 0.47% Cu,
0.38 gpt Au, and 11.2 gpt Ag.

Imperial Metals' internal production feasibility study (November 1998) indicates that the Similco Project in its current state is capable of producing 80 million pounds of copper and 27,000 ounces of gold annually, at a cash cost between US $0.65 to $0.68 per pound of copper.

Leader Mining's target is to re-open the mine at an annual production rate of 100 million pounds of copper and 30,000 ounces of gold, and to increase the mineable resource from 1.0 billion pounds to over 2 billion pounds of Cu; which would support 15 to 20 years of mine life.

Furthermore, Leader will follow-up earlier reported deeper high grade drill hole intercepts; including 3.38% Cu over a width of 30 m; and is designed to establish additional underground mineable resources.

COPPER PRICES AND COMMERCIAL VIABILITY OF SIMILCO MINE:

Western world inventories have fallen from eight weeks consumption in the first half of 1999, to roughly 6 weeks of consumption at present, are forecasted to fall below 4 weeks of consumption by the end of 2000.

The prices reached their bottom in mid-1999, and since then prices have shown consistent signs of recovery. The price forecast by a number of analysts for the year 2000 is estimated at an average of US $0.90 per pound and US $1.05 per pound for 2001.

Similco Mine Acquisition, with no debt and no environmental liability, provides a strong growth opportunity for Leader Mining. Similco Mine can sustain a highly profitable production scenario at US $0.90 per pound copper.

FINANCING:

The company is in discussion with a number of major mining houses and financial institutions to negotiate the best financing deal for Leader shareholders.

CORPORATE STRATEGY:

Leader Management believes in the strong growth potential of the red metal and has positioned Leader Mining to capitalize on the forecasted upturn in copper prices. Leader's copper projects - Knife Lake, Saskatchewan; Similco, B.C.; Invermay, B.C.- are located in mining friendly and politically favourable jurisdictions in Canada.

* Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-26447 available from us at Suite 810, 400 - 5th Avenue SW Calgary, AB T2P 0L6. You can also obtain this form from the SEC by calling 1-800-SEC-0330


--------------------------------------------------------------------------------
The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
  PAUL TABOADA/STAN KAMINSKY AT: FAB CORPORATE FUNDING INC., USA (800)314-4727

                        LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

June 28, 2000                                            CDNX, Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF





           KNIFE LAKE PROJECT, SASKATCHEWAN, CANADA AND KARMEL DIAMOND
                          PROJECT, SOUTH AFRICA-UPDATE


     1. KNIFE LAKE COPPER PROJECT, SASKATCHEWAN: Leader Mining International Inc. and Kores Canada Corp. are pleased to announce that their summer exploration program commenced on June 11 on Leader's 76,000 hectare land holdings within the Scimitar Complex located in northeastern Saskatchewan. From the central base camp on the western shore of Knife Lake, 6 helicopter supported exploration teams, including 2 Korean geologists, are performing prospecting, geological mapping, and litho/soil geochemical surveys over highly prospective targets which are likely to host VMS-style copper mineralization. These targets have been identified through Leader's extensive exploration efforts and a large database.

     Field activities are scheduled for completion by mid-July, and data compilation and interpretation will be completed by the end of September. Follow-up ground geophysics and diamond drilling over specific recommended areas would be scheduled for the winter of 2000/2001. The drill programs will also test the new geophysical conductors identified at Knife Lake, Scimitar Lake, and Pistol Lake by the high power time domain electro-magnetic survey completed in April of this year.

Kores is investing $5.2 million to earn a 50% working interest in the Knife Lake Project.

     2. KARMEL PROJECT, SOUTH AFRICA: The Company's Joint-Venture partner, Poplar Resources Ltd, has been unable to obtain a mining permit to undertake bulk sampling program over the diamondiferous kimberlite pipe. Consequently, Leader Mining has decided not to invest any further funds on the Karmel Diamond Project.

     3. LEADER MINING IS PLEASED TO ANNOUNCE THAT WAVECOUNT INC. OF NEW YORK, N.Y. retained to provide financial advisory and investment banking services on a non exclusive basis regarding its long-term business strategy and fund raising for Leader's business activities, subject to regulatory approvals. Wavecount
Inc. is the parent company of Dupont Securities Group Inc. (DSGI) a broker-dealer firm based in New York, N.Y.

DSGI has made an application with NASD to become a registered market maker of the company stock for over the counter bulletin board trading.

This Agreement replaces the earlier Agreement with FAB Corporate Funding Inc., dated March 5, 1999.

     4. LEADER MINING has reserved 820,000 common shares under option to directors, officers, and employees @ $1.00/share exercisable over a 24 month period, subject to regulatory approvals.




* Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-26447 available from us at Suite 810, 400 - 5th Avenue SW Calgary, AB T2P 0L6. You can also obtain this form from the SEC by calling 1-800-SEC-0330




--------------------------------------------------------------------------------
The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
       STAN KAMINSKY AT: DUPONT SECURITIES GROUP, INC., USA (917) 320-4827

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President